# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WAG! GROUP CO., CIK 0001842356
CUSIP: 36269P104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 55 FRANCISCO STREET, SUITE 360, SAN FRANCISCO, California (CA), 94133
Date of event which requires filing of this statement: 07/29/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-23-021714
Filed by CIK 0001617995

## Reporting persons
- Tenaya Capital VII, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Tenaya Capital VII GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Thomas Banahan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Benjamin Boyer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Stewart Gollmer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Brian Melton: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Brian Paul: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: WAG! GROUP CO.
Address of issuer's principal executive offices: 55 FRANCISCO STREET, SUITE 360, SAN FRANCISCO, CA, 94133.

## Item 2. Person Filing
Name of person filing:
Tenaya Capital VII, LP
Tenaya Capital VII GP, LLC
Thomas Banahan
Benjamin Boyer
Stewart Gollmer
Brian Melton
Brian Paul
Address of principal business office or, if none, residence:
Tenaya Capital
3101 Park Boulevard,
Palo Alto, CA 94306
Citizenship:
Tenaya Capital VII, LP - Delaware
Tenaya Capital VII GP, LLC - Delaware
Thomas Banahan - United States
Benjamin Boyer - United States
Stewart Gollmer - United States
Brian Melton - United States
Brian Paul - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit A to the Reporting Persons' Schedule 13G filed with the SEC on February 14, 2023).

## Signatures
- Tenaya Capital VII, LP: /s/ Thomas Banahan, By Tenaya Capital VII GP, LLC, its General Partner, By Thomas Banahan, Managing Member (07/31/2025)
- Tenaya Capital VII GP, LLC: /s/ Thomas Banahan, By Thomas Banahan, Managing Member (07/31/2025)
- Thomas Banahan: /s/ Thomas Banahan, Thomas Banahan (07/31/2025)
- Benjamin Boyer: /s/ Benjamin Boyer, Benjamin Boyer (07/31/2025)
- Stewart Gollmer: /s/ Stewart Gollmer, Stewart Gollmer (07/31/2025)
- Brian Melton: /s/ Brian Melton, Brian Melton (07/31/2025)
- Brian Paul: /s/ Brian Paul, Brian Paul (07/31/2025)